December 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Re:

Fairmount Santrol Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 15, 2016

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Filed November 3, 2016

Response dated November 2, 2016

File No. 001-36670

Dear Mr. Parker:

This letter confirms the receipt by Fairmount Santrol Holdings Inc. (the “Company”) of the comments provided by the staff of the Securities and Exchange Commission in its comment letter dated December 2, 2016 (the “Comment Letter”). The Company is hereby formalizing its prior verbal request to you for additional time to respond to the Comment Letter due to constraints on the availability of Company personnel. Absent your response denying this request, the Company anticipates it will file its response to the Comment Letter on or before Friday, December 23, 2016.

Please call me at (440) 279-0202 if you have any questions or would like to discuss this request in more detail.

Very truly yours,

/s/ David J. Crandall

David J. Crandall

Senior Vice President, General Counsel and Secretary

cc:	Michael F. Biehl
Arthur C. Hall III, Esq.